Goodwin Procter LLP	T: 617.570.1000
Counselors at Law	F: 617.523.1231
Exchange Place	goodwinprocter.com
Boston, MA 02109
January 6, 2010
BY EDGAR AND OVERNIGHT MAIL
Mr. Tom Kluck
Ms. Kristina Aberg
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Terreno Realty Corporation
Amendment No. 1 to Registration Statement on
Form S-11
Filed December 14, 2009
File No. 333-163016
Dear Mr. Kluck and Ms. Aberg:
     This letter is submitted on behalf of Terreno Realty Corporation (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-11 filed with the Commission on November 10, 2009, as amended on December 14, 2009 (the “Registration Statement”). Such comments are set forth in Mr. Kluck’s letter, dated January 5, 2010 (the “Comment Letter”), to W. Blake Baird, Chairman and Chief Executive Officer of the Company. The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments. The Company will separately deliver to you copies of Amendment No. 2, marked to show changes from Amendment No. 1.
     For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses refer to Amendment No. 2.

Terreno Realty Corporation
As of January 6, 2010

General
1.	We have reviewed your responses to our prior comments 3, 30, 32 and 34 of our letter dated December 9, 2009 and will continue to monitor your filing for such disclosure.
Response to Comment No. 1
In response to the Staff’s comment, the Company respectfully submits that with respect to prior comments 3 and 34, it has filled in all blanks in Amendment No. 2 except for pricing information and has filed with Amendment No. 2 all exhibits except for the form of underwriting agreement (exhibit 1.1) and the opinions of Goodwin Procter LLP (exhibits 5.1 and 8.1). The Company will file such exhibits with a subsequent amendment. With respect to prior comment 30, the Company has added disclosure regarding its proposed revolving credit facility on pages 5, 6, 13, 17, 18, 19, 34, 36, 41, 53, 54, 55, 74 and 114 of Amendment No. 2. With respect to prior comment 32, the Company has revised the disclosure on pages 30 and 91 of Amendment No. 2 to state that Goodwin Procter LLP is rendering an opinion to the Company. The Company advises the Staff that it will revise the referenced disclosure on pages 30 and 91 of Amendment No. 2 prior to effectiveness of the Registration Statement in accordance with prior comment 32.
Prospectus Summary
Competitive Strengths, page 3
2.	We note your response to comment 12 of our letter dated December 9, 2010 and your disclosure that “the total return ... to AMB stockholders was 313%, outperforming the 285% total return for the MSCI US REIT Index for the same period.” Inclusion of this information in the summary may give it undue emphasis, considering that it does not describe the historical performance of the issuer. Please revise your disclosure to remove this information from the summary. In addition, please provide an analysis regarding your basis for including such information and discuss why this information is relevant to an investment in you. We may have further comment.

Response to Comment No. 2
In response to the Staff’s comment, the Company has revised the disclosure on page 3 of Amendment No. 2 to remove the referenced information from the summary section. The Company respectfully submits to the Staff that it has included the referenced information on page 48 of Amendment No. 2 as indicative of the relevant experience of W. Blake Baird, the Company’s Chief Executive Officer, and Michael A. Coke, the Company’s President and Chief Financial Officer, in their roles as president and chief financial officer, respectively, at

Terreno Realty Corporation
As of January 6, 2010

AMB Property Corporation (“AMB”). Mr. Baird and Mr. Coke were senior executives at AMB, which is a NYSE-listed industrial REIT that invests in industrial properties, during the time of the performance of AMB referenced in the disclosure. Mr. Baird and Mr. Coke are, similarly, senior executives at the Company, which will also be a NYSE-listed industrial REIT that invests in industrial properties similar to those invested in by AMB. Accordingly, the Company believes that potential investors may view the prior performance of AMB while Mr. Baird and Mr. Coke were members of senior management as one factor, among others, to consider in making an investment decision. However, in order to clarify that the historical performance of AMB during the referenced time period is not a guarantee of the Company’s future returns, the Company has included disclosure to that effect on page 49 of Amendment No. 2.
Risk Factors, page 11
3.	We note your risk factor on page 13 that, “Failure of the projected improvement in industrial operating fundamentals may adversely affect our ability to execute our business plan.” Please include this risk factor in your summary.
Response to Comment No. 3
In response to the Staff’s comment, the Company has included the referenced risk factor on page 6 of Amendment No. 2.
Our Business
Our Investment Strategy, page 49
4.	Please disclose when the Company expects to have the proceeds from the offering fully invested.

Response to Comment No. 4
In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 11, 37 and 50 of Amendment No. 2.

Terreno Realty Corporation
As of January 6, 2010

Exhibit Index
5.	We have reviewed your response to our prior comment 35. Please revise the exhibit index to delete the words “Form of” for Exhibits 3.1 and 3.2 or advise us why such revision is not necessary.

Response to Comment No. 5
In response to the Staff’s comment, the Company has revised the exhibit index in Amendment No. 2.
Exhibit 8.1
6.	We refer to the last sentence of the first paragraph ending with “and the accuracy of certain matters discussed in the Registration Statement under the heading ‘Material U.S. Federal Income Tax Considerations.’” Please delete the word “certain” as the opinion should opine on all material federal income tax consequences.

Response to Comment No. 6

In response to the Staff’s comment, the word “certain” has been deleted from the tax opinion. A draft of the revised opinion is attached hereto as Exhibit A.
7.	We note the limitation in the tax opinion that states “provided that the company meets the applicable asset composition, source of income, shareholder diversification, distribution and other requirements of the Code necessary for such qualification.” It appears that the qualification is overly broad and assumes the legal conclusions underlying the opinion. Please revise the opinion to state clearly whether the company’s proposed ownership and method of operations will allow it to satisfy the requirements for qualification and taxation as a REIT.

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised the tax opinion. See Exhibit A.
8.	We refer to the last paragraph of the opinion and note that the opinion is rendered solely for the company’s use. Please revise the opinion so that investors may rely on it.

Response to Comment No. 8

In response to the Staff’s comment, the Company has revised the tax opinion. See Exhibit A.

Terreno Realty Corporation
As of January 6, 2010

# # # #
     The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at 617-570-1306.
Sincerely,
/s/ Suzanne D. Lecaroz
Suzanne D. Lecaroz

cc:	W. Blake Baird Michael A. Coke Terreno Realty Corporation Alison S. Ressler Patrick S. Brown Sullivan & Cromwell LLP Gilbert G. Menna Ettore A. Santucci Goodwin Procter LLP

Exhibit A
Draft of Exhibit 8.1
As of January ____, 2010
Terreno Realty Corporation
16 Maiden Lane, Fifth Floor
San Francisco, California 94108
Ladies and Gentlemen:
We have acted as counsel for Terreno Realty Corporation, a Maryland corporation (the “Company”), in connection with the organization of the Company and the Company’s registration statement on Form S-11 (File No. 163016) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, on                     , relating to the initial offering of up to                      shares of the Company’s common stock, $.01 par value (the “Shares”). We refer to the registration statement on Form S-11 as the “Registration Statement.” This opinion letter addresses the Company’s qualification as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”) for the taxable years commencing with the Company’s taxable year ending December 31, 2010 and the accuracy of the matters discussed in the Registration Statement under the heading “Material U.S. Federal Income Tax Considerations.”
In rendering the following opinion, we have reviewed and relied upon the Articles of Amendment and Restatement and Bylaws of the Company. For purposes of our opinion, we have assumed (i) the genuineness of all signatures on documents we have examined, (ii) the authenticity of all documents submitted to us as originals, (iii) the conformity to the original documents of all documents submitted to us as copies, (iv) the conformity, to the extent relevant to our opinion, of final documents to all documents submitted to us as drafts, (v) the authority and capacity of the individual or individuals who executed any such documents on behalf of any person, (vi) due execution and delivery of all such documents by all the parties thereto, (vii) the compliance of each party with all material provisions of such documents, and (viii) the accuracy and completeness of all records made available to us.
We also have reviewed and relied upon the representations and covenants of the Company contained in a letter that it provided to us in connection with the preparation of this opinion (the “REIT Certificate”) regarding the formation and operation of the Company and other matters affecting the Company’s ability to qualify as a REIT. We have neither investigated nor verified such representations and the Company’s ability to comply with such covenants, and we assume that each such representation and covenant is and will be true, correct and complete, that the Company and any subsidiaries are and will be owned and operated in accordance with the REIT Certificate and that all representations and covenants that speak to the best of the belief and/or

Terreno Realty Corporation
As of January ___, 2010

knowledge of any person(s) or party(ies), or are subject to similar qualification, are and will continue to be true, correct and complete as if made without such qualification. To the extent such representations and covenants speak to the intended ownership or operations of the Company, we assume that the Company will in fact be owned and operated in accordance with such stated intent.
Based upon the foregoing and subject to the limitations set forth herein, we are of the opinion that (i) the Company is organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), and its proposed ownership and method of operations as described in the REIT Certificate will allow it to satisfy the requirements for qualification and taxation as a REIT under the Code commencing with the Company’s taxable year ending December 31, 2010 and for subsequent taxable years, and (ii) the statements set forth under the heading “Material U.S. Federal Income Tax Considerations” in the Registration Statement, insofar as such statements constitute matters of law, summaries of legal matters, legal documents, contracts or legal proceedings, or legal conclusions, are correct in all material respects and do not omit to state a matter of law necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
* * * * * *
The opinions set forth above represent our conclusions based upon the documents, facts, representations and assumptions referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations or assumptions could affect the opinions referred to herein. Moreover, the Company’s continuing qualification as a REIT depends upon the ability of the Company to meet for each taxable year, through actual annual operating results, requirements under the Code regarding gross income, assets, distributions and diversity of stock ownership. We have not undertaken to review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company’s operations for any single taxable year will satisfy the tests necessary to qualify as or be taxed as a REIT under the Code.
We express no opinion other than the opinion expressly set forth herein. Our opinion is not binding on the Internal Revenue Service or a court, and the Internal Revenue Service or a court may disagree with our conclusion. Our opinion is based upon the Code, the Income Tax Regulations and Procedure and Administration Regulations promulgated thereunder and existing administrative and judicial interpretation thereof, all as in effect as of the date of this opinion. Changes in applicable law could cause the federal income tax treatment of the Company to differ materially and adversely from the treatment described above and render the tax discussion in the Registration Statement incorrect or incomplete.
This opinion shall be interpreted in accordance with the Legal Opinion Principles issued by the Committee on Legal Opinions of the American Bar Association’s Business Law Section as published in 53 Business Lawyer 831 (May 1998).

Terreno Realty Corporation
As of January ___, 2010

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement. We also consent to the references to Goodwin Procter LLP under the caption “Material U.S. Federal Income Tax Considerations” in the Registration Statement. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the SEC.

Very truly yours, DRAFT Goodwin Procter llp